Pacer Funds Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355
March 23, 2023
VIA EDGAR TRANSMISSION
Mr. Timothy Worthington
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Re:    Pacer Funds Trust (the “Trust”)
Pacer US Small Cap Cash Cows Growth Leaders ETF (the “Fund”)
File Nos.: 333-201530, 811-23024
Dear Mr. Worthington:
This correspondence responds to comments the Trust received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 98 to the Trust’s Registration Statement on Form N-1A filed January 19, 2023 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
1.Please provide a completed fee table and expense example.
Response: The requested change has been made. Please see Appendix A attached hereto.
2.Staff Comment: Please provide an Index Methodology guide for the Fund.
Response: The requested information was provided to the Staff under separate cover on March 22, 2023.
3.Staff Comment: In the Index Section, please provide a definition for “small-capitalization” in the first paragraph under “Principal Investment Strategies of the Fund—The Index”.
Response: The requested change has been made.
4.Staff Comment: Using the word “typically” implies that the Fund is not following a rules-based methodology, please revise or supplementally explain why “typically” is used.
Response: The Trust has revised the “Principal Investment Strategies of the Fund” section to delete the word “typically”.
5.Staff Comment: Please revise the disclosure to describe the purpose of a company’s price momentum score or describe what it seeks to measure.
Response: The Trust has added the following disclosure: “The effect of the price momentum score is to overweight companies with relative positive price momentum, while underweighting companies with relative negative price momentum over a period of approximately the prior six months.”
6.Staff Comment: With respect to the Fund’s 80% policy, it seems like a company can fall out of the S&P SmallCap 600 Index yet remain in the Fund’s portfolio. Please revise or supplementally explain.
Response: Companies can be removed from the S&P SmallCap 600 with little notice and the Fund has no control over when the S&P SmallCap 600 is reconstituted. By considering companies that were in the S&P SmallCap 600 during the prior 12 months to be “small cap,” the Fund is able address these timing constraints.
7.Staff Comment: With respect to the Principal Risks of Investing in the Fund section, please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized.
Response: The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
8.Staff Comment: With respect to the “Calculation Methodology Risk” disclosure, supplementally explain how the use of assumptions and estimates is consistent with the rules based methodology.
Response: The Trust believes that the use of assumptions and estimates is consistent with the rules based methodology because the Pacer US Small Cap Cash Cows Growth Leaders Index uses industry-standard information, such as average projected free cash flows, which are provided by third-parties. Those third-parties publish the data points using assumptions and estimates from various sources. The Index Provider has no discretion over those data points, as average projected free cash flows and other data points are objectively received from the third-party sources. The Index Provider is not making assumptions or estimates.

*	*	*
If you have any questions regarding the above responses, please do not hesitate to contact the undersigned at 920.360.7173 or alyssa.bernard@usbank.com.
Very truly yours,
/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President
U.S. Bank Global Fund Services
as Administrator for the Trust

Appendix A

Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.59%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.59%
* Estimated for the current fiscal year
Example
The following example is intended to help retail investors compare the cost of investing in the Fund with the cost of investing in other funds. It illustrates the hypothetical expenses that such investors would incur over various periods if they were to invest $10,000 in the Fund for the time periods indicated and then redeem all of the Shares at the end of those periods. This example assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$60	$189